EXHIBIT 23(b)

Consent of Independent Auditors

We consent to the inclusion of our report dated February 5, 2002, with respect to the consolidated financial statements and schedules of Keyport Life Insurance Company, Inc. included in Post-Effective Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-13069).

Our audits also included the financial statement schedules of Keyport Life Insurance Company listed in Item 16, Exhibit 28. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Boston, Massachusetts

April 8, 2002